Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”)
Q2 RESULTS ANNOUNCEMENT THURSDAY 5 AUGUST 2010
• RELEASE
The Q2 results will be released electronically on Thursday 5 August at 07:00UK. The full results will also be published on our website at ww.randgoldresources.com. The PowerPoint presentation will be available on the site from 11:30UK.
• GROUP PRESENTATION – LONDON
Date: Thursday 5 August 2010
Time: 11:45 for 12:00 (followed by a finger lunch)
Venue: Forum 1, London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
If you wish to attend the above presentation, please contact Kathy du Plessis at randgoldresources@dpapr.com or on +44 20 7557 7738.
SIMULTANEOUS AUDIO WEBCAST OF PRESENTATION
A live Audio Webcast of the presentation to analysts will be available on the company’s website from 12:00UK and will remain on the site for later viewing.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
• INTERNATIONAL INVESTOR CALL
08:00 Pacific (USA/Canada) • 11:00 Eastern (USA/Canada) • 16:00 UK • 17:00 Central Europe/SA
DIAL-IN NUMBERS – LIVE CALL Access code ‘RANDGOLD RESOURCES’
USA – Toll +1 412 858 4600, Toll-free 1-800 860 2442
Canada – Toll-free 1 866-605-3852
UK – Toll-free 0800 917 7042
Europe – Toll +41 916 105 600, Toll-free +800 246 78 700
South Africa – Toll +27 11 535 3600, Toll-free 0800 200 648
Australia – Toll-free 1-800 350 100
International – Toll-free +800 246 78 700
OPTION – WE CALL YOU
If you wish us to call you for the conference call, please contact us (details below).
PLAYBACK – (replay available 2 hours after the call, for 48 hours) Access Code 2649#
USA and Canada – Toll +1 412 317 0088
UK – Toll-free 0808 234 6771
Europe – Toll +41 91 612 4330
South Africa and other – Toll +27 11 305 2030
Australia – Toll-free 1 800 091 250
Enquiries: Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel: +44 20 7557 7738
www.randgoldresources.com